Exhibit 99.1

Mobile-health Network Solutions Reports FY2025 Results and Operational Update

Singapore, October 31, 2025 – Mobile-health Network Solutions (Nasdaq: MNDR) (“MNDR” or the “Company”), a leading AI HealthTech platform, today announced its financial results for the fiscal year ended June 30, 2025 (“FY2025”), and outlined its strategy to scale its proprietary AI-driven virtual-care platform across high-growth emerging markets.

During FY2025, the Company completed its transition from an asset-heavy structure to an asset-light virtual-care platform, significantly reducing operational costs and positioning MNDR for sustainable, scalable growth.

Management Commentary and Strategic Outlook – Efficiency for Public Good

“FY2025 marked a defining year as MNDR completed its transformation into an AI-powered, asset-light health platform,” said Dr. Siaw Tung Yeng, Co-CEO of MNDR. “In an era where healthcare systems face rising costs and stretched resources, our mission is to stay lean, stay intelligent, and stay aligned with public health priorities. In the coming year, MNDR will strengthen partnerships with healthcare networks, corporate health programs, and public agencies in order to embed our Health Operating System where it can deliver the most impact.”

Dr. Rachel Teoh, Co-CEO of MNDR, added, “During a phase of significant growth, the company encountered regulatory headwinds that have since been addressed as part of its commitment to compliance and sustainable scaling. Our strategy is not about scaling for its own sake, but scaling intelligently using data, automation, and empathy to deliver better outcomes at lower cost. In this future, AI doctors won’t be confined to apps — intelligent robots and drones will roll and fly into the field during crises, delivering medicine to remote regions and maintaining care continuity when infrastructure fails. That’s the future MNDR is building — a world where help always arrives.”

FY2025 Financial and Strategic Highlights

Results for the year reflect short-term effects of MNDR’s structural transformation, alongside ongoing execution of key international initiatives:

●	Financial Discipline: Net loss narrowed to US$3.4 million from US$15.6 million in FY2024, driven by cost optimization and lower structural overhead.

●	Revenue: FY2025 revenue was US$7.7 million, a 45.3% year-on-year decline, reflecting the strategic exit from legacy clinic operations towards a scalable virtual-care platform.

●	Improved Operational Focus: The Company’s streamlined operating structure reduced complexity and regulatory exposure associated with physical healthcare facilities, enabling management to concentrate resources on technology innovation and regional stability.

Proprietary Large Language Model, Phi GPT:

●	Phi GPT, launched by the Company in September 2025, forms the foundation of a new generation of clinical-support tools – including AI Checker and AI Notes – that employ retrieval augmented generation (RAG) and are fine-tuned on doctor-validated medical corpora. These tools use structured clinical data to deliver context-aware documentation and workflow automation, enhancing accuracy and efficiency across provider networks.

●	Powered by Phi GPT, MNDR launched Aiko, a multilingual, context-aware health intelligence patient companion embedded in the Company’s Health Operating System (HOS). Using structured patient data and validated clinical knowledge, Aiko delivers adaptive, privacy-secure recommendations that help patients manage medications, prevention, and chronic care.

Ecosystem and Network Expansion:

●	In Indonesia, MNDR expanded its doctor network through professional webinars and engagement programs that enhance clinical collaboration and digital readiness, reinforcing the Company’s mission to build a connected community of care within its HOS.

●	Extending its model beyond Asia, MNDR formed a strategic partnership with a Ghana-based healthcare provider to deliver virtual care and AI-powered health services to underserved communities in Africa—the Company’s first entry into the region’s fast-growing digital health market.

●	MNDR maintains a disciplined capital strategy, utilizing its US$300 million At-the-Market (ATM) facility and US$10 million SEPA commitment to support growth initiatives and ensure balance sheet flexibility.

About Mobile-health Network Solutions

Mobile-health Network Solutions is a leading AI-powered digital health platform headquartered in Singapore, with operations across Southeast Asia and expanding into the US. The company provides telemedicine, AI-driven health tools, and virtual clinic infrastructure to empower patients and doctors worldwide. Its mission is to make healthcare accessible, intelligent, and human - through technology. For more information, please visit our website.

Forward-Looking Statements

Certain statements contained in this press release about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements relating to financial and business prospects, anticipated benefits of the Company’s transition to an asset-light platform, the Company’s goals and future activity, including continued development of proprietary technologies, strategic partnerships, and its capital initiatives. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company’s ability to execute our strategies, manage growth and maintain our corporate culture; the Company’s future business development, financial conditions and results of operations; expectations regarding demand for and market acceptance of our products and services; changes in technology; economic conditions; the growth of the telehealth solutions industry in Singapore and the other international markets the Company plans to serve; reputation and brand; the impact of competition and pricing; government regulations; fluctuations in general economic and business conditions in Singapore and the international markets the Company plans to serve and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Any forward-looking statements contained in this press release speak only as of the date hereof, and Mobile-health Network Solutions specifically disclaims any obligation to update any forward-looking statement, whether because of new information, future events or otherwise, except as required by law.

For media inquiries, please contact:

Mobile-health Network Solutions Investor Relations Contact:

2 Venture Drive, #07-06/07 Vision Exchange

Singapore 608526

(+65) 6222 5223

Email: investors@manadr.com

Investor Relations Inquiries:

Skyline Corporate Communications Group, LLC

Scott Powell, President

1177 Avenue of the Americas, 5th Floor

New York, New York 10036

Office: (646) 893-5835

Email: info@skylineccg.com